February 8, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. William Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Pizza Inn, Inc.
Form 10-K for Fiscal Year Ended June 27, 2010
Filed September 16, 2010
File No. 000-12919

Dear Mr. Thompson:

On behalf of Pizza Inn, Inc. (the “Company”), set  forth below are responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filing set forth in your letter dated January 13, 2011. For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response.

Signatures, page 21

1.
The report should be signed on your behalf by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors.  Also, any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report.  Please refer to the Signature Page and General Instruction D to Form 10-K, and revise to include the signatures of the specified persons in the second signature section of Form 10-K.

RESPONSE

The report has been signed by the Company’s principal executive officer, principal accounting officer and principal financial officer in the first section of the signature page and by at least a majority of its board of directors in the second section of the signature page.  All capacities of each person are indicated.  In future filings we will duplicate the signatures of our principal executive officer, principal accounting officer and principal financial officer in both sections of the signature page.  We do not feel that an amended filing is necessary since the report is, in fact, signed by the registrant and on its behalf by its principle executive office, principle financial officer, principal accounting officer, and all board members, with the capacities in which each person is signing the report indicated.

3551 Plano Parkway • The Colony, TX 75056 • 1-800-880-9955

Notes to Financial Statements, page F-9

Note A – Organization and Summary of Significant Accounting Policies, page F-9

Closed Restaurants and Discontinued Operations, page F-9

2.
We note that you classify the results of operations of two company owned restaurants in Houston, Texas closed during the quarter ended September 23, 2007 as discontinued operations.  Based on information available on your web site, we understand that there are a number of Pizza Inn restaurants that continue to be operated in Houston, Texas.  Please refer to ASC 205-20-45-1 and the related implementation guidance in ASC 205-20-55 and tell us how you considered migration of customers from the closed restaurants to other Pizza Inn restaurants in concluding that the conditions for classification as discontinued operations in ASC 205-20-45-1 have been met.  Please also tell us why you continue to incur significant losses from the disposed components in the two most recent fiscal years and subsequent interim period given that the stores were closed in 2007.  In addition, please tell us how you are accounting for the lease obligation, how you accounted for the recent lease buy-out and the amount and classification of the liability to the remaining location.

RESPONSE

None of the franchised Pizza Inn buffet restaurants in Houston are within a sufficient proximity of the closed Company buffet restaurants to reasonably expect the Company to generate any material revenues or incur any material expenses from the sale of similar products or services by the franchised restaurants to specific customers of the closed restaurants.  In this regard, the closest franchised Pizza Inn buffet restaurant is nine miles (an estimated 19 minute drive) from either of the closed locations,  Therefore, the Company has no continuing cash flow from a migration or continuation of activities at the closed restaurants.  Consequently, we believe that the conditions for classification as discontinued operations in ASC 205-20-45-1 have been met.

The continuing losses from the closed Company restaurants in Houston are primarily attributable to leasehold expenses in the form of rent, real estate taxes, insurance and required common area maintenance charges from non-cancelable “triple-net” leases.  The Company accounts for these leasehold expenses, including the recent lease buy-out, as an expense of discontinued operations in the period incurred.  As disclosed at page 9 of the Form 10-K, the remaining lease covers approximately 4,347 square feet at an annual rental rate of approximately $13.00 per square foot and expires in 2015.  As disclosed at page F-10, the estimated net realizable value for the remaining location is unchanged from the impaired value recognized in the fiscal year ended June 24, 2007.  This property is on the market for sublease.  Because we believe that the property will sublease at or above the current lease rate, the Company has not reserved any additional costs for this lease.

3551 Plano Parkway • The Colony, TX 75056 • 1-800-880-9955

Exhibits 31.1 and 31.2

3.
Please confirm to us that the inclusion of the titles of your Chief Executive Officer and Principal Financial Officer was not intended to limit the capacity in which such individuals provided the certifications.  In the future, eliminate reference to the titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.  In addition, please provide certifications that conform to the exact wording prescribed in Item 601(b)(31) of Regulation S-K.  In this regard, we note that you have used the term “company” instead of “registrant” throughout.

RESPONSE

We confirm that the inclusion of the titles of our Chief Executive Officer and Principal Financial Officer was not intended to limit the capacity in which such individuals provided the certifications.  In future filings, we will eliminate references to titles in the introductory paragraph of these certifications.  In future filings, we will also conform to the exact wording prescribed in Item 601(b)(31) of Regulation S-K by using the term “registrant” rather than “company” throughout.

In connection with our response to the Staff's comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responds sufficiently to the Staff's comments.  If you have any questions concerning the Company's responses, please do not hesitate to contact the undersigned at 469-384-5201.

Very truly yours,

/s/ Nancy Ellefson
Nancy Ellefson, Vice President of Finance
& Principal Accounting Officer

cc:           Charles R. Morrison, President & Chief Executive Officer

3551 Plano Parkway • The Colony, TX 75056 • 1-800-880-9955